SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934

For the month of August, 2008

Commission File Number 001-33921

CASCAL N.V.

(Translation of registrant’s name into English)

Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release

On August 7, 2008, Cascal N.V. (“Cascal”) issued a press release, attached as Exhibit 15.108, announcing the approval, at the Annual General Meeting of shareholders held on August 7, 2008, of a cash dividend payable to shareholders of record on September 24, 2008, and that will be payable on September 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascal N.V.
(Registrant)

	By:	/s/ Stephane Richer
Name: Stephane Richer Title: Chief Executive Officer

	By:	/s/ Steve Hollinshead
Name: Steve Hollinshead Title: Chief Financial Officer

Date: August 7, 2008

EXHIBIT INDEX

Exhibit	Description of Exhibit

15.108	Press Release - “Cascal N.V. Announces Annual Dividend”

Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Announces Annual Dividend

Amsterdam, Netherlands, Aug. 7, 2008 - Cascal N.V. (NYSE: HOO), a leading provider of water and wastewater services in seven countries, today announced that a cash dividend of $0.18 per share, recommended by Cascal’s board of directors, was approved at Cascal’s Annual General Meeting of shareholders held today in Amsterdam, The Netherlands. The dividend is payable to shareholders of record on September 24, 2008, and will be payable on September 30, 2008. The shares become ex-dividend on September 22, 2008. Dutch withholding tax will be deducted from the dividend at a rate of 15%, which may be reduced in certain circumstances.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2008, filed with the SEC on June 25, 2008. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.